Exhibit 15.1
The Board of Directors and Stockholders
Maverick Tube Corporation
We are aware of the incorporation by reference in the Registration Statement on Form S-3 of Maverick Tube Corporation for the registration of $250,000,000 of 1.875% Convertible Senior Subordinated Notes due 2025 and 6,160,150 Shares of Common Stock of Maverick Tube Corporation, of our reports dated May 3, 2005, August 1, 2005 and November 3, 2005 relating to the unaudited condensed consolidated interim financial statements of Maverick Tube Corporation that are included in its Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.
/s/Ernst & Young LLP
St. Louis, Missouri
January 9, 2006